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August 14, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549
Attn: Laura Nicholson, Special Counsel

Re:	Castor Maritime Inc. Registration Statement on Form F-3 Filed July 31, 2020 File No. 333-240262

Dear Ms. Nicholson:

This letter sets forth the response of Castor Maritime Inc. (the “Company”) to the comment letter dated August 12, 2020 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-3 (the “Registration Statement”), filed via EDGAR on July 31, 2020. The Company has today filed via EDGAR this letter, which responds to the Staff’s comments contained in the Comment Letter.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Registration Statement on Form F-3
General
1.
We note that you relied on General Instruction I.B.5 to Form F-3 to conduct your registered direct offering in July 2020, and note that in a concurrent private placement you sold to the investors the warrants that you are registering for resale in this F-3.  Because the aggregate number of shares sold by you to the selling shareholders in the registered direct offering and number of common shares underlying the warrants sold by you in the private placement exceeds the limitation in General Instruction I.B.5, it does not appear that you are eligible to rely on General Instruction I.B.3 to Form F-3 to register the resale of these securities.  For guidance, please consider Securities Act Forms Compliance and Disclosure Interpretation 116.25.  Accordingly, with respect to the resale of these warrants and common shares, please amend your registration statement to a form on which you are eligible to conduct a primary offering of securities with a market value of the securities that you have attempted to register on Form F-3.  Alternatively, provide us with an analysis supporting your eligibility to use Form F-3 to register the resale of these warrants and common shares.

The Company notes the Staff’s comment however it believes that it is eligible to use Form F-3 to register the resale of the warrants and common shares. On July 31, 2020, the filing date of the Registration Statement (the “Filing Date”), the Company had a public float above the $75 million threshold set forth in Instruction I.B.1 of Form F-3 and thus was no longer subject to the limitations of Instruction I.B.5 of Form F-3.  For reference, on the Filing Date, the Company had 130,088,282 common shares outstanding in the public float. This number is derived by subtracting 1,124,094 held by Thalassa Investment Co., S.A.., an entity wholly owned and controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer from the outstanding share number of 131,212,376 listed in footnote 11 of the section entitled “Selling Shareholders” in the Registration Statement.  Using a 60-day look-back period from the Filing Date, the Company’s common shares closed at a price of $0.828 on June 8, 2020.  This would put the Company’s public float at a value of $107,713,097 on the Filing Date.  The number of shares outstanding used to calculate the public float does not include the 57,750,000 common shares underlying the Warrants registered on the Registration Statement.

The Company respectfully notes that it did not rely on General Instruction I.B.3 for the purpose of circumventing the limitations of Instruction I.B.5 as it appears is the fact pattern set forth in Securities Act Forms Compliance and Disclosure Interpretation 116.25 (“C&DI 116.25”). In the present case, the Company was not subject to the “mini-shelf” limitations set forth in Instruction I.B.5 as early as July 15, 2020 (the date on which it closed its public registered direct offering) and continuously through the Filing Date.

Additionally, C&DI 116.25 states, in pertinent part, “accordingly, an issuer may not rely on Instruction I.B.3 to register the resale of the balance of the securities on Form S-3 unless it has sufficient capacity under Instruction I.B.6 to issue that amount of securities at the time of filing the resale registration statement.”  As discussed above, the Company was no longer subject to the limitations of Instruction I.B.5 of Form F-3 “at the time of filing of the resale registration statement” (the referenced calculation date in C&DI 116.25).  Further, CD&I 116.25 contemplates a concurrent registration i.e., “a portion coming from a separate private placement that it concurrently registers for resale on a separate Form S-3.” The Company notes that in the present case the registration was not concurrent. The Company had undertaken to register the securities issued in the private placement within 30 days of the date of signing of the stock purchase agreement with the private placement investors. The Filing Date was within the 30-day window agreed with the private placement investors, and as described above, the Company was eligible to use the Form F-3 registration statement at that time.

As such, for the reasons explained above, the Company believes using the Form F-3 to register the resale of the warrants and common shares registered therein was appropriate.

If you have any questions or comments concerning this letter, please feel free to contact Andrei Sirabionian at (212) 574-1580 or the undersigned at (212) 574-1265.
Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Edward S. Horton
Edward S. Horton